

Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

RECEIVED

2004 OCT -4 P 3: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



04045288

27 September 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 21 September to 24 September 2004.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai

Preetha Pillai (Ms)
Assistant General Counsel

PROCESSED

OCT 0 5 2004

THOMSON
FINANCIAL

Encs

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 17/09/2004

2. Name of <u>Director of SingTel</u>:   Nicky Tan Ng Kuang

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 03/09/2004

2. Name of Registered Holder: Nicky Tan Ng Kuang

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Pursuant to the capital reduction which
                                                      became effective on 3 September 2004

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	60,000
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(4,280)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change: As a percentage of issued share capital:	55,720

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	60,000	
No. of shares held after the change: As a percentage of issued share capital:	55,720	

The transaction was reported to Singapore Telecommunications Limited on 21 September 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 21/09/2004 to the SGX

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 21/09/2004

2. Name of <u>Director of SingTel</u>:   Chumpol NaLamlieng

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
   [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
   [Please complete Parts III and IV]

PART II

1. Date of change of interest: 03/09/2004

2. Name of Registered Holder: Chumpol NaLamlieng

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Pursuant to the capital reduction which
                                                                    became effective on 3 September 2004

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	100,000
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(7,140)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change: As a percentage of issued share capital:	92,860

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	100,000	
No. of shares held after the change: As a percentage of issued share capital:	92,860	

The transaction was reported to Singapore Telecommunications Limited on 21 September 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 21/09/2004 to the SGX

From:	ASX.Online@asx.com.au
Sent:	Tuesday, September 21, 2004 5:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165575.pdf

ASX confirms the release to the market of Doc ID: 165575 as follows:

Release Time: 21-Sep-2004 19:25:38

ASX Code: SGT

File Name: 165575.pdf

Your Announcement Title: appendix 3y

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tan Ng Kuang
Date of last notice	25 March 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 September 2004
No. of securities held prior to change	60,000 ordinary shares
Class	Ordinary
Number acquired	
Number disposed	4,280 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.36 per share

---

+ See chapter 19 for defined terms.

No. of securities held after change	55,720 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 3 September 2004

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, September 21, 2004 5:26 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



165576.pdf

ASX confirms the release to the market of Doc ID: 165576 as follows:
Release Time: 21-Sep-2004 19:25:49
ASX Code: SGT
File Name: 165576.pdf
Your Announcement Title: app 3y

)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Chumpol NaLamlieng
Date of last notice	9 February 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 September 2004
No. of securities held prior to change	100,000 ordinary shares 60,000 options
Class	Ordinary
Number acquired	
Number disposed	7,140 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.36 per share

+ See chapter 19 for defined terms.

No. of securities held after change	92,860 ordinary shares 60,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 3 September 2004

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release

165881.pdf

ASX confirms the release to the market of Doc ID: 165881 as follows:
Release Time: 22-Sep-2004   18:25:23
ASX Code: SGT
File Name: 165881.pdf
Your Announcement Title: Appendix 3B - 1st

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$2.26 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/09/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
		5,856,835,916	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**+Class**
		10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		167,393,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the ⁺securities will be offered

14   ⁺Class of ⁺securities to which the offer relates

15   ⁺Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has ⁺security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

+ See chapter 19 for defined terms.

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒ Securities described in Part 1

(b)   ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

40	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	⁺Class
42	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those ⁺securities should not be granted ⁺quotation.

• An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

15,000

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
            Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From: ASX.Online@asx.com.au
Sent: 22 September, 2004 4:26 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



165882.pdf

ASX confirms the release to the market of Doc ID: 165882 as follows:
Release Time: 22-Sep-2004 18:25:44
ASX Code: SGT
File Name: 165882.pdf
Your Announcement Title: Appendix 3B - 2nd

)

)

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/09/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,856,884,916	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		167,344,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of [+]security holders	
25	If the issue is contingent on [+]security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do [+]security holders sell their entitlements *in full* through a broker?	
31	How do [+]security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do [+]security holders dispose of their entitlements (except by sale through a broker)?	
33	[+]Despatch date	

+ See chapter 19 for defined terms.

49,000

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

           Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the $^+$securities are $^+$equity securities, the names of the 20 largest holders of the additional $^+$securities, and the number and percentage of additional $^+$securities held by those holders

36   ☐   If the $^+$securities are $^+$equity securities, a distribution schedule of the additional $^+$securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional $^+$securities

Entities that have ticked box 34(b)

38   Number of securities for which $^+$quotation is sought

39   Class of $^+$securities for which quotation is sought

$^+$ See chapter 19 for defined terms.

49,000

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

•   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•   There is no reason why those +securities should not be granted +quotation.

•   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

49,000

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004

Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165885.pdf

ASX confirms the release to the market of Doc ID: 165885 as follows:
Release Time: 22-Sep-2004 18:25:54
ASX Code: SGT
File Name: 165885.pdf
Your Announcement Title: Appendix 3B - 3rd

}

)

1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	306,000
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/09/2004

| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	+Class
5,857,190,916	Ordinary shares

| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
167,038,375	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of $^+$security holders	
25	If the issue is contingent on $^+$security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do $^+$security holders sell their entitlements *in full* through a broker?	
31	How do $^+$security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do $^+$security holders dispose of their entitlements (except by sale through a broker)?	
33	$^+$Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

                     Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
                     1 - 1,000
                     1,001 - 5,000
                     5,001 - 10,000
                     10,001 - 100,000
                     100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

+ See chapter 19 for defined terms.

306,000

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
            Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165887.pdf

```
ASX confirms the release to the market of Doc ID: 165887 as follows:
Release Time: 22-Sep-2004  18:26:05
ASX Code: SGT
File Name: 165887.pdf
Your Announcement Title: Appendix 3B - 4th
```

}

}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	63,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.73 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/09/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		5,857,254,516	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		166,974,775	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

+ See chapter 19 for defined terms.

63,600

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

63,600

Appendix 3B Page 5

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

63,600

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
            Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From: ASX.Online@asx.com.au
Sent: 22 September, 2004 4:28 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



165888.pdf

ASX confirms the release to the market of Doc ID: 165888 as follows:
Release Time: 22-Sep-2004 18:27:36
ASX Code: SGT
File Name: 165888.pdf
Your Announcement Title: Appendix 3B - 5th

}

}

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	17/09/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,857,264,516	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		166,964,775	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

10,000

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
              Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:29 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165889.pdf

ASX confirms the release to the market of Doc ID: 165889 as follows:
Release Time: 22-Sep-2004 18:28:37
ASX Code: SGT
File Name: 165889.pdf
Your Announcement Title: Appendix 3B - 6th

)

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	304,300
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	17/09/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,857,568,816	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		166,660,475	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
          (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

                 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
                 1 - 1,000
                 1,001 - 5,000
                 5,001 - 10,000
                 10,001 - 100,000
                 100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

+ See chapter 19 for defined terms.

304,300

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
           Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:32 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165890.pdf

ASX confirms the release to the market of Doc ID: 165890 as follows:
Release Time: 22-Sep-2004   18:31:08
ASX Code: SGT
File Name: 165890.pdf
Your Announcement Title: Appendix 3B - 7th

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	163,000
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.69 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/09/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,857,731,816	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
166,497,475	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

163,000

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

163,000

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

163,000

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
                Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:34 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165891.pdf

ASX confirms the release to the market of Doc ID: 165891 as follows:
Release Time: 22-Sep-2004 18:33:10
ASX Code: SGT
File Name: 165891.pdf
Your Announcement Title: Appendix 3B - 8th

1

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	75,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20/09/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,857,807,616	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		166,421,675	Singapore Telecom Share Option Scheme 1999 Options

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

                 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

•   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•   There is no reason why those +securities should not be granted +quotation.

•   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

75,800

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
          Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:34 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165893.pdf

```
ASX confirms the release to the market of Doc ID: 165893 as follows:
Release Time: 22-Sep-2004   18:33:51
ASX Code: SGT
File Name: 165893.pdf
Your Announcement Title: Appendix 3B - 9th
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	138,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/09/2004

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,857,945,816	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	166,283,475	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

+ See chapter 19 for defined terms.

138,200

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

       Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
       incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
            additional ⁺securities, and the number and percentage of additional ⁺securities held by
            those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
            ⁺securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which
      ⁺quotation is sought

39   Class of ⁺securities for which
      quotation is sought

+ See chapter 19 for defined terms.

138,200

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	+Class

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

•   The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•   There is no reason why those +securities should not be granted +quotation.

•   An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

138,200

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
                    Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:39 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165894.pdf

ASX confirms the release to the market of Doc ID: 165894 as follows:
Release Time: 22-Sep-2004   18:38:12
ASX Code: SGT
File Name: 165894.pdf
Your Announcement Title: Appendix 3B - 10th

}

;

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/09/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,857,951,816	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		166,277,475	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of $^+$security holders	
25	If the issue is contingent on $^+$security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do $^+$security holders sell their entitlements *in full* through a broker?	
31	How do $^+$security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do $^+$security holders dispose of their entitlements (except by sale through a broker)?	
33	$^+$Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

      Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
      incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

6,000

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any [+]securities to be quoted and that no-one has any right to return any [+]securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the [+]securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the [+]securities to be quoted, it has been provided at the time that we request that the [+]securities be quoted.

- If we are a trust, we warrant that no person has the right to return the [+]securities to be quoted under section 1019B of the Corporations Act at the time that we request that the [+]securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before [+]quotation of the [+]securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
              Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:39 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165895.pdf

```
ASX confirms the release to the market of Doc ID: 165895 as follows:
Release Time: 22-Sep-2004   18:38:24
ASX Code: SGT
File Name: 165895.pdf
Your Announcement Title: Appendix 3B - 11th
```

)

]

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	129,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/09/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
5,858,081,016	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
166,148,275	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and †class of all †securities quoted on ASX (*including* the securities in clause 38)

Number	†Class

Quotation agreement

1   †Quotation of our additional †securities is in ASX's absolute discretion. ASX may quote the †securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the †securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those †securities should not be granted †quotation.

- An offer of the †securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

+ See chapter 19 for defined terms.

129,200

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
             Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:41 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165897.pdf

ASX confirms the release to the market of Doc ID: 165897 as follows:
Release Time: 22-Sep-2004   18:41:06
ASX Code: SGT
File Name: 165897.pdf
Your Announcement Title: Appendix 3B - 12th

)

)

1

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	441,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.73 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering †securities into uncertificated holdings or despatch of certificates	22/09/2004

8	Number and †class of all †securities quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 5,858,522,616	**†Class** Ordinary shares

9	Number and †class of all †securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number** 10,752,659,850 165,706,675	**†Class** Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

            Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

441,600

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

+ See chapter 19 for defined terms.

441,600

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
           Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:43 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165899.pdf

```
ASX confirms the release to the market of Doc ID: 165899 as follows:
Release Time: 22-Sep-2004   18:42:46
ASX Code: SGT
File Name: 165899.pdf
Your Announcement Title: Appendix 3B - 13th
```

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	79,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?	Yes
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering †securities into uncertificated holdings or despatch of certificates	22/09/2004

		Number	†Class
8	Number and †class of all †securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,858,601,816	Ordinary shares

		Number	†Class
9	Number and †class of all †securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		165,627,475	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

| 11 | Is security holder approval required? | |

| 12 | Is the issue renounceable or non-renounceable? | |

| 13 | Ratio in which the +securities will be offered | |

| 14 | +Class of +securities to which the offer relates | |

| 15 | +Record date to determine entitlements | |

| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

| 17 | Policy for deciding entitlements in relation to fractions | |

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |

| 19 | Closing date for receipt of acceptances or renunciations | |

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

+ See chapter 19 for defined terms.

79,200

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

79,200

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
           Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:44 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165900.pdf

ASX confirms the release to the market of Doc ID: 165900 as follows:
Release Time: 22-Sep-2004 18:44:08
ASX Code: SGT
File Name: 165900.pdf
Your Announcement Title: Appendix 3B - 14th

)

1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	28,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/09/2004

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,858,630,316	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	165,598,975	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the $^+$securities are $^+$equity securities, the names of the 20 largest holders of the additional $^+$securities, and the number and percentage of additional $^+$securities held by those holders

36   ☐   If the $^+$securities are $^+$equity securities, a distribution schedule of the additional $^+$securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   ☐   A copy of any trust deed for the additional $^+$securities

Entities that have ticked box 34(b)

38   Number of securities for which $^+$quotation is sought

39   Class of $^+$securities for which quotation is sought

+ See chapter 19 for defined terms.

28,500

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

+ See chapter 19 for defined terms.

28,500

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
                   Assistant Company Secretary

Print name: Lim Li Ching (Ms)

From:	ASX.Online@asx.com.au
Sent:	22 September, 2004 4:47 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165901.pdf

```
ASX confirms the release to the market of Doc ID: 165901 as follows:
Release Time: 22-Sep-2004  18:46:09
ASX Code: SGT
File Name: 165901.pdf
Your Announcement Title: Appendix 3B - 15th
```

!

;
/

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	538,200
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22/09/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		5,859,168,516	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		165,060,775	Singapore Telecom Share Option Scheme 1999 Options

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

| 11 | Is security holder approval required? | |

| 12 | Is the issue renounceable or non-renounceable? | |

| 13 | Ratio in which the +securities will be offered | |

| 14 | +Class of +securities to which the offer relates | |

| 15 | +Record date to determine entitlements | |

| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

| 17 | Policy for deciding entitlements in relation to fractions | |

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |

| 19 | Closing date for receipt of acceptances or renunciations | |

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do ⁺security holders sell their entitlements *in full* through a broker?	

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38 Number of securities for which ⁺quotation is sought

39 Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

538,200

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 22 September 2004
            Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

538,200   Appendix 3B Page 7

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 21/09/2004

2. Name of <u>Director of SingTel</u>:   Lee Hsien Yang

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
   [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
   [Please complete Parts III and IV]

PART II

1. Date of change of interest: 03/09/2004

2. Name of Registered Holder: Lee Hsien Yang

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Pursuant to the capital reduction which
                                          became effective on 3 September 2004

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change:	752,393
As a percentage of issued share capital:	0.0042
No. of shares which are the subject of this notice:	(53,733)
As a percentage of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change:	698,660
As a percentage of issued share capital:	0.0042

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or

a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	752,393	7,696,164
As a percentage of issued share capital:	0.0042	0.043
No. of shares held after the change:	698,660	7,353,974
As a percentage of issued share capital:	0.0042	0.044

Note : the deemed interest of 7,353,974 shares after the change includes:
(i) 1,620 ordinary shares held by Lim Suet Fern, spouse of Lee Hsien Yang;
(ii) 4,446,930 ordinary shares held by Dexia Trust Services Singapore Limited ("Dexia"), the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Pursuant to the Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust; and
(iii) an aggregate of up to 2,905,424 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditons.

The transaction was reported to Singapore Telecommunications Limited on 22 September 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 22/09/2004 to the SGX

From: ASX.Online@asx.com.au
Sent: Thursday, September 23, 2004 6:32 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release



165925.pdf

ASX confirms the release to the market of Doc ID: 165925 as follows:
Release Time: 23-Sep-2004 08:31:13
ASX Code: SGT
File Name: 165925.pdf
Your Announcement Title: Appendix 3Y

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	8 July 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 4,446,930 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust

Lee Hsien Yang's wife, Lim Suet Fern, holds 1,740 SingTel shares. Under the Singapore Companies Act, he is deemed to be interested in the SingTel shares held by his wife |

+ See chapter 19 for defined terms.

Date of change	3 September 2004
No. of securities held prior to change	752,393 ordinary shares 6,050,000 options 1,740 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 4,789,000 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above (Please also see Note below)
Class	Ordinary
Number acquired	
Number disposed	53,733 ordinary shares 120 ordinary shares - Lim Suet Fern, spouse of Lee Hsien Yang 342,070 ordinary shares - Dexia Trust Services Singapore Limited, trustee of trust described above
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.36 per share
No. of securities held after change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 4,446,930 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above (Please also see Note below)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 3 September 2004

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded an aggregate of up to 2,905,424 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 21/09/2004

2. Name of <u>Director of SingTel</u>:   Lee Hsien Yang

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II

1. Date of change of interest: 20/09/2004

2. Name of Registered Holder: Dexia Trust Services Singapore Limited

3. Circumstance(s) giving rise to the interest or   Open market purchase
change in interest:

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	4,446,930 0.027
No. of shares which are the subject of this notice: As a percentage of issued share capital:	813,000 0.0049
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.38
No. of shares held after the change: As a percentage of issued share capital:	5,259,930 0.032

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	698,660	7,353,974
As a percentage of issued share capital:	0.0042	0.044
No. of shares held after the change:	698,660	8,166,974
As a percentage of issued share capital:	0.0042	0.049

Note : The deemed interest of 8,166,974 shares after the change includes 5,259,930 shares held by Dexia Trust Services Singapore Limited, as set out in item 3 of Part II above.

The transaction was reported to Singapore Telecommunications Limited on 22 September 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 22/09/2004 to the SGX

From:	ASX.Online@asx.com.au
Sent:	Thursday, September 23, 2004 6:32 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



165927.pdf

ASX confirms the release to the market of Doc ID: 165927 as follows:
Release Time: 23-Sep-2004 08:31:16
ASX Code: SGT
File Name: 165927.pdf
Your Announcement Title: Appendix 3Y

)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	22 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 5,259,930 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	20 September 2004

No. of securities held prior to change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 4,446,930 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Class	Ordinary
Number acquired	813,000 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.38 per share
No. of securities held after change	698,660 ordinary shares 6,050,000 options 1,620 ordinary shares – Lim Suet Fern, spouse of Lee Hsien Yang 5,259,930 ordinary shares – Dexia Trust Services Singapore Limited, trustee of trust described above
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Open market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 2,905,424 ordinary shares in SingTel pursuant to the SingTel Executives' Performance Plan and the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 21/09/2004

2. Name of <u>Director of SingTel</u>:   Jackson Peter Tai

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 03/09/2004

2. Name of Registered Holder: Jackson Peter Tai

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Pursuant to the capital reduction which
                                               became effective on 3 September 2004

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	110,000
No. of shares which are the subject of this notice: As a percentage of issued share capital:	(7,850)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change: As a percentage of issued share capital:	102,150

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	110,000	
No. of shares held after the change: As a percentage of issued share capital:	102,150	

The transaction was reported to Singapore Telecommunications Limited on 22 September 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 22/09/2004 to the SGX



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/09/2004

TIME: 08:31:28

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3Y - Change of Director's Interest Notice

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jackson Peter Tai
Date of last notice	26 February 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 September 2004
No. of securities held prior to change	110,000 ordinary shares 60,000 options
Class	Ordinary
Number acquired	
Number disposed	7,850 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.36 per share

No. of securities held after change	102,150 ordinary shares 60,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 3 September 2004

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 13/09/2004

2. Name of <u>Director of SingTel</u>:   Tommy Koh

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
    [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
    [Please complete Parts III and IV]

PART II

1. Date of change of interest: 03/09/2004

2. Name of Registered Holder: Tommy Koh

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Pursuant to the capital reduction which
                                                       became effect on 3 September 2004

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	3,700
No. of shares which are the subject of this notice: As a percentage of issued share capital:	260
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change: As a percentage of issued share capital:	3,440

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

**4. A statement of whether the change in the percentage level is the result of a transaction or
a series of transactions.**

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	3,700	650
No. of shares held after the change: As a percentage of issued share capital:	3,440	610

The transaction was reported to Singapore Telecommunications Limited on 23 September 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 23/09/2004 to the SGX

From:	ASX.Online@asx.com.au
Sent:	Thursday, September 23, 2004 5:28 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166287.pdf

ASX confirms the release to the market of Doc ID: 166287 as follows:

Release Time: 23-Sep-2004 19:27:31

ASX Code: SGT

File Name: 166287.pdf

Your Announcement Title: Appendix 3Y

)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Tommy Koh
Date of last notice	4 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tommy Koh's wife, Poh Siew Aing, holds 650 Singapore Telecommunications Limited ("SingTel") shares. Under the Singapore Companies Act, he is deemed to be interested in the SingTel shares held by his wife
Date of change	3 September 2004
No. of securities held prior to change	3,700 ordinary shares 650 ordinary shares – Poh Siew Aing, spouse of Tommy Koh
Class	Ordinary
Number acquired	
Number disposed	260 ordinary shares 40 ordinary shares - Poh Siew Aing, spouse of Tommy Koh
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.36 per share

+ See chapter 19 for defined terms.

No. of securities held after change	3,440 ordinary shares 610 ordinary shares – Poh Siew Aing, spouse of Tommy Koh
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 3 September 2004

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 24/09/2004

2. Name of <u>Director of SingTel</u>:   Paul Chan Kwai Wah

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 03/09/2004

2. Name of Registered Holder: Paul Chan Kwai Wah

3. Circumstance(s) giving rise to the interest or   Others
change in interest:
Please specify details: Pursuant to the capital reduction which
                                                became effect on 3 September 2004

4. Information relating to shares held in the name of the <u>Registered Holder</u>: -

No. of shares held before the change: As a percentage of issued share capital:	61,880
No. of shares which are the subject of this notice: As a percentage of issued share capital:	4,420
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.36
No. of shares held after the change: As a percentage of issued share capital:	57,460

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or
change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	61,880	1,740
No. of shares held after the change: As a percentage of issued share capital:	57,460	1,620

The transaction was reported to Singapore Telecommunications Limited on 24 September 2004

Submitted by Lim Li Ching (Ms), Assistant Company Secretary, on 24/09/2004 to the SGX

From:	ASX.Online@asx.com.au
Sent:	Friday, September 24, 2004 12:35 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166536.pdf

ASX confirms the release to the market of Doc ID: 166536 as follows:

Release Time: 24-Sep-2004 14:34:54

ASX Code: SGT

File Name: 166536.pdf

Your Announcement Title: Appendix 3Y

)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Chan Kwai Wah
Date of last notice	19 May 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Paul Chan Kwai Wah's wife, Liang Li Leng, holds 1,740 Singapore Telecommunications Limited ("SingTel") shares. Under the Singapore Companies Act, he is deemed to be interested in the SingTel shares held by his wife
Date of change	3 September 2004
No. of securities held prior to change	61,880 ordinary shares 1,740 ordinary shares – Liang Li Leng, spouse of Paul Chan Kwai Wah
Class	Ordinary
Number acquired	
Number disposed	4,420 ordinary shares 120 ordinary shares - Liang Li Leng, spouse of Paul Chan Kwai Wah
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	S$2.36 per share

+ See chapter 19 for defined terms.

No. of securities held after change	57,460 ordinary shares 1,620 ordinary shares – Liang Li Leng, spouse of Paul Chan Kwai Wah
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the capital reduction which became effective on 3 September 2004

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

From:	ASX.Online@asx.com.au
Sent:	23 September, 2004 6:18 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166293.pdf

ASX confirms the release to the market of Doc ID: 166293 as follows:
Release Time: 23-Sep-2004 20:17:40
ASX Code: SGT
File Name: 166293.pdf
Your Announcement Title: Appendix 3B - 1st

)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	19,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$2.26 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/09/2004

| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	+Class
5,859,188,116	Ordinary shares

| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	+Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
165,041,175	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the ⁺securities will be offered	
14	⁺Class of ⁺securities to which the offer relates	
15	⁺Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has ⁺security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

---

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 23 September 2004
          Director

Print name: Lee Hsien Yang

+ See chapter 19 for defined terms.

From:	ASX.Online@asx.com.au
Sent:	23 September, 2004 6:20 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166294.pdf

ASX confirms the release to the market of Doc ID: 166294 as follows:
Release Time: 23-Sep-2004 20:19:20
ASX Code: SGT
File Name: 166294.pdf
Your Announcement Title: Appendix 3B - 2nd

}

/

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	43,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/09/2004

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		5,859,231,716	Ordinary shares

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		164,997,575	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

11	Is *security holder approval* required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

43,600

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

43,600   Appendix 3B Page 5

40   Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Number	⁺Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

43,600

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: _Lee Hsien Yang_   Date: 23 September 2004
              Director

Print name: Lee Hsien Yang

From:	ASX.Online@asx.com.au
Sent:	23 September, 2004 6:22 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166295.pdf

ASX confirms the release to the market of Doc ID: 166295 as follows:
Release Time: 23-Sep-2004 20:21:31
ASX Code: SGT
File Name: 166295.pdf
Your Announcement Title: Appendix 3B - 3rd

1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,600
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

45,600

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.73 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/09/2004

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,859,277,316	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	164,951,975	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do +security holders dispose of their entitlements (except by sale through a broker)?

33   +Despatch date

+ See chapter 19 for defined terms.

45,600

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities [*]

       Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
         1 - 1,000
         1,001 - 5,000
         5,001 - 10,000
         10,001 - 100,000
         100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

45,600

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 23 September 2004

Director

Print name: Lee Hsien Yang

+ See chapter 19 for defined terms.

From:	ASX.Online@asx.com.au
Sent:	23 September, 2004 6:24 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166296.pdf

ASX confirms the release to the market of Doc ID: 166296 as follows:
Release Time: 23-Sep-2004 20:23:31
ASX Code: SGT
File Name: 166296.pdf
Your Announcement Title: Appendix 3B - 4th

1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.73 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	23/09/2004

		Number	⁺Class
8	Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,859,303,716	Ordinary shares

		Number	⁺Class
9	Number and ⁺class of all ⁺securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		164,925,575	Singapore Telecom Share Option Scheme 1999 Options

---

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
       (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

          Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

26,400

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 23 September 2004
            Director

Print name: Lee Hsien Yang

From:	ASX.Online@asx.com.au
Sent:	23 September, 2004 6:25 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166297.pdf

ASX confirms the release to the market of Doc ID: 166297 as follows:
Release Time: 23-Sep-2004 20:24:42
ASX Code: SGT
File Name: 166297.pdf
Your Announcement Title: Appendix 3B - 5th

)

|

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	21,500

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	S$1.54 for each ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/09/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,859,325,216	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		164,904,075	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33	+Despatch date	

+ See chapter 19 for defined terms.

21,500

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
        (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
                1 - 1,000
                1,001 - 5,000
                5,001 - 10,000
                10,001 - 100,000
                100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which ⁺quotation is sought

39   Class of ⁺securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the +securities rank equally in all
      respects from the date of allotment
      with an existing +class of quoted
      +securities?

      If the additional securities do not
      rank equally, please state:
      • the date from which they do
      • the extent to which they
        participate for the next dividend,
        (in the case of a trust,
        distribution) or interest payment
      • the extent to which they do not
        rank equally, other than in
        relation to the next dividend,
        distribution or interest payment

41   Reason for request for quotation
      now

      Example: In the case of restricted securities, end of
      restriction period

      (if issued upon conversion of
      another security, clearly identify that
      other security)

42   Number and +class of all +securities
      quoted on ASX (*including* the
      securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may
     quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

     •   The issue of the +securities to be quoted complies with the law and is not
          for an illegal purpose.

     •   There is no reason why those +securities should not be granted +quotation.

     •   An offer of the +securities for sale within 12 months after their issue will
          not require disclosure under section 707(3) or section 1012C(6) of the
          Corporations Act.

          Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give
          this warranty

+ See chapter 19 for defined terms.

21,500

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: _____   Date: 23 September 2004
Director

Print name: Lee Hsien Yang

From:	ASX.Online@asx.com.au
Sent:	23 September, 2004 6:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166298.pdf

ASX confirms the release to the market of Doc ID: 166298 as follows:
Release Time: 23-Sep-2004   20:25:33
ASX Code: SGT
File Name: 166298.pdf
Your Announcement Title: Appendix 3B - 6th

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	112,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.54 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/09/2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,859,438,016	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
		164,791,275	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as for other issued ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	

13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	

15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents	

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

112,800

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
        incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

*Tick to indicate you are providing the information or
documents*

35   ☐   If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the
           additional ⁺securities, and the number and percentage of additional ⁺securities held by
           those holders

36   ☐   If the ⁺securities are ⁺equity securities, a distribution schedule of the additional
           ⁺securities setting out the number of holders in the categories
           1 - 1,000
           1,001 - 5,000
           5,001 - 10,000
           10,001 - 100,000
           100,001 and over

37   ☐   A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which
      ⁺quotation is sought

39   Class of ⁺securities for which
      quotation is sought

+ See chapter 19 for defined terms.

112,800   Appendix 3B Page 5

40 Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	⁺Class

42 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those ⁺securities should not be granted ⁺quotation.

- An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

112,800

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 23 September 2004
            Director

Print name: Lee Hsien Yang

From:	ASX.Online@asx.com.au
Sent:	24 September, 2004 3:19 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166656.pdf

```
ASX confirms the release to the market of Doc ID: 166656 as follows:
Release Time: 24-Sep-2004  17:18:18
ASX Code: SGT
File Name: 166656.pdf
Your Announcement Title: Appendix 3B - 1st
```

)

)

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Singapore Telecommunications Limited

ABN

ARBN 096 701 567

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,400 /

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

---

.+ See chapter 19 for defined terms.

32,400

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	S$1.69 for each ordinary share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24/09/2004

	Number	+Class
8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	5,859,470,416	Ordinary shares

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
	164,758,875	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

| 11 | Is security holder approval required? | |

| 12 | Is the issue renounceable or non-renounceable? | |

| 13 | Ratio in which the +securities will be offered | |

| 14 | +Class of +securities to which the offer relates | |

| 15 | +Record date to determine entitlements | |

| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

| 17 | Policy for deciding entitlements in relation to fractions | |

| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7. | |

| 19 | Closing date for receipt of acceptances or renunciations | |

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
(tick one)

(a)   ☒   Securities described in Part 1

(b)   ☐   All other securities

            Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
          1 - 1,000
          1,001 - 5,000
          5,001 - 10,000
          10,001 - 100,000
          100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

32,400

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

- If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 24 September 2004
            Assistant Company Secretary

Print name: Lim Li Ching (Ms)

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 24 September 2004
             Assistant Company Secretary

Print name: Lim Li Ching (Ms)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
        1 - 1,000
        1,001 - 5,000
        5,001 - 10,000
        10,001 - 100,000
        100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	
33	⁺Despatch date	

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as for other issued ordinary shares |

Part 2 - Bonus issue or pro rata issue

| 11 | Is security holder approval required? | |

| 12 | Is the issue renounceable or non-renounceable? | |

| 13 | Ratio in which the ⁺securities will be offered | |

| 14 | ⁺Class of ⁺securities to which the offer relates | |

| 15 | ⁺Record date to determine entitlements | |

| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |

| 17 | Policy for deciding entitlements in relation to fractions | |

| 18 | Names of countries in which the entity has ⁺security holders who will not be sent new issue documents | |

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

| 19 | Closing date for receipt of acceptances or renunciations | |

| 20 | Names of any underwriters | |

| 21 | Amount of any underwriting fee or commission | |

+ See chapter 19 for defined terms.

4   Do the ⁺securities rank equally in all
    respects from the date of allotment
    with an existing ⁺class of quoted
    ⁺securities?

Yes

    If the additional securities do not
    rank equally, please state:
    • the date from which they do
    • the extent to which they
      participate for the next dividend,
      (in the case of a trust,
      distribution) or interest payment
    • the extent to which they do not
      rank equally, other than in
      relation to the next dividend,
      distribution or interest payment

5   Issue price or consideration

S$1.54 for each ordinary share

6   Purpose of the issue
    (If issued as consideration for the
    acquisition of assets, clearly identify
    those assets)

Ordinary shares issued under the Singapore Telecom Share Option Scheme 1999

7   Dates of entering ⁺securities into
    uncertificated holdings or despatch
    of certificates

24/09/2004

8   Number and ⁺class of all
    ⁺securities quoted on ASX
    (*including* the securities in clause 2
    if applicable)

Number	⁺Class
5,859,825,616	Ordinary shares

9   Number and ⁺class of all
    ⁺securities not quoted on ASX
    (*including* the securities in clause 2
    if applicable)

Number	⁺Class
10,752,659,850	Ordinary shares held by Temasek Holdings (Private) Limited which are not quoted
164,403,675	Singapore Telecom Share Option Scheme 1999 Options

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| Singapore Telecommunications Limited |

ABN

| ARBN 096 701 567 |

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary Shares
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	355,200
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

355,200

Lee Bee Chin

From:	ASX.Online@asx.com.au
Sent:	24 September, 2004 3:28 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; jennifer@singtel.com; zairaniba@singtel.com; beechin@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release



166665.pdf

```
ASX confirms the release to the market of Doc ID: 166665 as follows:
Release Time: 24-Sep-2004  17:27:44
ASX Code: SGT
File Name: 166665.pdf
Your Announcement Title: Appendix 3B - 2nd
```